PRICEWATERHOUSECOOPERS [logo]
--------------------------------------------------------------------------------
                                                | PricewaterhouseCoopers LLP
                                                | 100 East Broad Street
                                                | Suite 2100
                                                | Columbus, OH 43215-3671
                                                | Telephone (614) 225 8700
                                                | Facsimile (614) 224 1044


INDEPENDENT ACCOUNTANTS' REPORT


To the Trustees of The Victory Variable Insurance Funds

We have examined management's assertion about The Victory Variable Insurance Funds' (comprising the Victory Variable Investment Quality Bond Fund, the Victory Variable Investment Diversified Stock Fund, and the Victory Variable Investment Small Company Opportunity Fund) compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 as of July 16, 1999, included in the accompanying Management Statement
Regarding Compliance with Certain Provisions of the Investment Company Act of 1940. Management is responsible for The Victory Variable Insurance Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about The Victory Variable Insurance Funds' compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about The Victory Variable Insurance Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of July 16, 1999, with respect to securities of The Victory Variable Insurance Funds:

        * Count and inspection of all securities located in the vault of Key Trust Company of Ohio, N.A. in Cleveland, Ohio, without prior notice;

        * Confirmation, or other procedures as we considered necessary, of all securities held in book entry form by the Federal Reserve Bank of Cleveland, Depository Trust Company or Bank of New York;

        * Confirmation or other procedures as we considered necessary, of all securities out for transfer with brokers;

        * Reconciliation of all such securities to the books and records of The Victory Variable Insurance Funds and Key Trust Company of Ohio, N.A.

[PRICEWATERHOUSE COOPERS LOGO]

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on The Victory Variable Insurance Funds' compliance with specified requirements.

In our opinion, management's assertion that The Victory Variable Insurance Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of July 16, 1999, with respect to securities reflected in the investment accounts of The Victory Variable Insurance Funds is fairly stated, in all material respects.

This report is intended solely for the information and use of management of The Victory Variable Insurance Funds and the Securities and Exchange Commission and should not be used for any other purpose.


/s/ PRICEWATERHOUSECOOPERS LLP

August 23, 1999

       MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH CERTAIN PROVISIONS
                     OF THE INVESTMENT COMPANY ACT OF 1940

We, as members of management of The Victory Variable Insurance Funds (comprising the Victory Variable Investment Quality Bond Fund, the Victory Variable Investment Diversified Stock Fund, and the Victory Variable Investment Small Company Opportunity Fund) are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of The Victory Variable Insurance Funds' compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of July 16, 1999. Based on this evaluation, we assert that The Victory Variable Insurance Funds were in compliance with the provisions of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of July 16, 1999, with respect to securities reflected in the investment accounts of The Victory Variable Insurance Funds.

The Victory Variable Insurance Funds